UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2015

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A .

Index

1. Summary of the 2015 First Quarter Business Report

2. Exhibit 99.1 KB Financial Group Review Report for the First Quarter of 2015 (Consolidated)

3. Exhibit 99.2 KB Financial Group Review Report for the First Quarter of 2015 (Separate)

Summary of 2015 First Quarter Business Report

On May 15, 2015, KB Financial Group Inc. (“KB Financial Group”) filed its business report for the first quarter of 2015 (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange. This is a summary of the Business Report translated into English.

Except where indicated otherwise, financial information contained in this summary (and in the attached review report) have been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“K-IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “KB Financial Group,” “we,” “us” or the “Company” are to KB Financial Group and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

1. Introduction to the Company

1.1. Business Purpose

KB Financial Group is a financial holding company that was established in September 2008. Its main business purpose is to hold shares in companies that are engaged in financial or related services, as well as govern and manage such companies. Its consolidated subsidiaries are primarily engaged in the banking business, as well as the credit card business, the financial investment business, the insurance business and other related businesses.

1.2. History

•	September 26, 2008

Obtained final approval from the Financial Services Commission to establish a financial holding company

•	September 29, 2008

Establishment of the Company through a comprehensive stock transfer and listing on the New York Stock Exchange

•	October 10, 2008

Listing on the Korea Exchange

•	October 20, 2008

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	October 31, 2008

The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

•	May 4, 2009

Added Kookmin Bank Cambodia PLC as a second-tier subsidiary

•	June 22, 2009

Added KB Life Insurance Co., Ltd., formerly a second-tier subsidiary, as a first-tier subsidiary

•	September 28, 2009

Added Burrill-KB Life Sciences Fund as a second-tier subsidiary

•	December 1, 2009

Added KB-Glenwood Private Equity Fund No.1 as a second-tier subsidiary

•	January 22, 2010

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	July 6, 2010

Added KBIC No.3 PEF as a second-tier subsidiary

•	December 13, 2010

Added KoFC KBIC Frontier Champ 2010-5 PEF as a second-tier subsidiary

•	March 2, 2011

Added KB Kookmin Card Co., Ltd. as a first-tier subsidiary

•	March 14, 2011

KB Futures Co., Ltd. was merged into KB Investment & Securities Co., Ltd.

•	July 8, 2011

The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

•	November 12, 2011

Closed KB Investment & Securities Hong Kong Ltd.

•	January 13, 2012

Added KB Savings Bank Co., Ltd. as a first-tier subsidiary

•	May 11, 2012

Added KoFC POSCO HANWHA KB Shared Growth No. 2. Private Equity Fund as a second-tier subsidiary

•	June 8, 2012

Liquidated Burrill-KB Life Sciences Fund Ltd.

•	July 2, 2012

Added KoFC Value-up Private Equity Fund as a second-tier subsidiary

•	October 10, 2012

Added Kookmin Bank (China) Ltd. as a second-tier subsidiary

•	June 20, 2013

Acquisition of the remaining shares of KB Life Insurance Co., Ltd., which increased the Company’s shareholding to 100%

•	September 2, 2013

Added Yehansoul Savings Bank as a first-tier subsidiary

•	January 13, 2014

Merged Yehansoul Savings Bank into KB Savings Bank Co., Ltd.

•	March 20, 2014

Added KB Capital Co., Ltd. as a first-tier subsidiary

•	July 2, 2014

Added Korea GCC Global Cooperation Private Equity Fund as a second-tier subsidiary

1.3. Overview of the Business Group

(As of March 31, 2015)
Type	Name of Company	Controlling Company	Remarks
Holding Company	KB Financial Group	—	Listed

1st Tier Subsidiaries	Kookmin Bank	KB Financial Group	Not listed
	KB Kookmin Card Co., Ltd.	KB Financial Group	Not listed
	KB Investment & Securities Co., Ltd.	KB Financial Group	Not listed
	KB Life Insurance Co., Ltd.	KB Financial Group	Not listed
	KB Asset Management Co., Ltd.	KB Financial Group	Not listed
	KB Capital Co., Ltd.	KB Financial Group	Listed
	KB Savings Bank Co., Ltd.	KB Financial Group	Not listed
	KB Real Estate Trust Co., Ltd.	KB Financial Group	Not listed
	KB Investment Co., Ltd.	KB Financial Group	Not listed
	KB Credit Information Co., Ltd.	KB Financial Group	Not listed
	KB Data Systems Co., Ltd.	KB Financial Group	Not listed

2nd Tier Subsidiaries	Kookmin Bank Hong Kong Ltd.	Kookmin Bank	Not listed
	Kookmin Bank International Ltd.	Kookmin Bank	Not listed
	Kookmin Bank Cambodia PLC	Kookmin Bank	Not listed
	Kookmin Bank (China) Ltd.	Kookmin Bank	Not listed
	KB-Glenwood Private Equity Fund No.1	KB Investment & Securities	Not listed
	NPS-KBIC Private Equity Fund No. 1	KB Investment	Not listed
	KBIC No.3 PEF	KB Investment	Not listed
	KoFC KBIC Frontier Champ 2010-5 PEF	KB Investment	Not listed
	KoFC POSCO HANWHA KB Shared Growth No. 2. Private Equity Fund	KB Investment	Not listed
	KoFC Value-up Private Equity Fund	KB Investment	Not listed
	Korea GCC Global Cooperation PEF	KB Investment	Not listed

1.4. Capital Structure

1.4.1. Common Shares

Capital Increase

(As of March 31, 2015)					(Unit: Won, shares)
Issue Date	Type	Number	Par Value	Issue Price	Remarks
September 29, 2008	Common Stock	356,351,693	5,000	48,444	Establishment of the Company
September 2, 2009	Common Stock	30,000,000	5,000	37,250	Rights offering to existing shareholders; % increase in number of common shares: 8.41865%

Number of Shares

(As of March 31, 2015)		(Unit: shares)
	Type
	Common Stock	Total
Shares Authorized for Issuance	1,000,000,000	1,000,000,000
Shares Issued (A)	386,351,693	386,351,693
Treasury Stock (B)	—	—
Shares Outstanding (A-B)	386,351,693	386,351,693

1.4.2. Voting Rights

(As of March 31, 2015)
Items		Number of shares	Notes
Total number of issued shares	Common shares	386,351,693	—
	—	—	—
Shares without voting rights	—	—	—
Shares for which voting rights cannot be exercised pursuant to the Articles of Incorporation	—	—	—
Shares for which voting rights are restricted under relevant laws and regulations	—	—	—
Shares with restored voting rights	—	—	—
Total shares for which voting rights may be exercised	Common shares	386,351,693	—
	—	—	—

1.5. Dividends

Items		January 1, 2014 to December 31, 2014	January 1, 2013 to December 31, 2013(1)	January 1, 2012 to December 31, 2012(2)
Par value per share (Won)		5,000	5,000	5,000
(Consolidated) Net income (Won in Millions)		1,400,722	1,271,502	1,731,034
Earnings per share (Won)		3,626	3,291	4,480
Total cash dividends (Won in Millions)		301,354	193,176	231,811
Total stock dividends (Won in Millions)		—	—	—
(Consolidated) Cash dividend payout ratio (%)		21.5	15.2	13.4
Cash dividend yield (%)	Common Shares	2.0	1.2	1.6
	—	—	—	—
Stock dividend yield (%)	Common Shares	—	—	—
	—	—	—	—
Cash dividend per share (Won)	Common Shares	780	500	600
	—	—	—	—
Stock dividend per share (Shares)	Common Shares	—	—	—
	—	—	—	—

(1)	Net income and earnings per share for the period ended December 31, 2013 have been restated to reflect adjustments resulting from retroactive application of a change in accounting policy with respect to uncertain tax position.
(2)	Net income and earnings per share for the period ended December 31, 2012 have been restated to reflect adjustments resulting from retroactive application of amendments to K-IFRS 1019.

2. Business

2.1. Results of Operations

			(Unit: in millions of Won, %)
	For the three months ended March 31, 2015	For the three months ended March 31, 2014(1)	For the year ended December 31, 2014	For the year ended December 31, 2013(1)
Net interest income	1,536,917	1,542,711	6,415,775	6,522,832
Interest income	2,711,690	2,898,504	11,635,296	12,356,930
Interest expense	(1,174,773)	(1,355,793)	(5,219,521)	(5,834,098)
Net fee and commission income	382,097	313,385	1,382,729	1,479,239
Fee and commission income	717,113	617,809	2,666,185	2,657,365
Fee and commission expense	(335,016)	(304,424)	(1,283,456)	(1,178,126)
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	133,134	70,519	439,198	756,822
Net other operating income (expenses)	(245,454)	(171,251)	(1,040,909)	(1,304,765)
General and administrative Expenses	(1,077,035)	(990,864)	(4,009,694)	(3,983,564)
Operating profit before provision for credit losses	729,659	764,500	3,187,099	3,470,564
Provision for credit losses	(193,766)	(280,776)	(1,227,976)	(1,443,572)
Net operating profit	535,893	483,724	1,959,123	2,026,992

*	Note: Based on K-IFRS (on a consolidated basis).
(1)	Restated to reflect adjustments resulting from retroactive application of a change in accounting policy with respect to uncertain tax positions.

2.2. Sources and Uses of Funds

2.2.1. Sources of Funds

								(Unit: in millions of Won, %)
		For the three months ended March 31, 2015			For the year ended December 31, 2014			For the year ended December 31, 2013(1)
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won Currency	Deposits	192,434,288	2.01	63.86	186,833,286	2.20	63.76	180,330,345	2.49	63.39
	Certificate of deposit	1,694,299	2.49	0.56	1,689,157	2.71	0.58	1,780,230	3.01	0.63
	Borrowings	5,588,159	2.12	1.85	5,456,405	2.52	1.86	5,187,862	2.58	1.82
	Call money	2,268,284	1.95	0.75	3,177,907	2.36	1.08	3,716,812	2.57	1.31
	Debentures	25,832,730	3.02	8.57	24,966,578	3.80	8.52	22,072,602	4.31	7.76
	Other	3,973,998	2.40	1.32	3,298,600	2.80	1.13	3,199,161	2.74	1.12
Subtotal		231,791,758	2.13	76.91	225,421,933	2.40	76.93	216,287,012	2.69	76.03
Foreign currency	Deposits	5,225,833	0.55	1.73	5,087,884	0.52	1.74	5,172,485	0.79	1.82
	Borrowings	5,899,600	0.46	1.96	6,071,393	0.52	2.07	6,961,080	0.59	2.45
	Call money	1,062,342	0.28	0.35	985,695	0.30	0.34	961,747	0.41	0.34
	Debentures	3,201,686	3.38	1.06	3,082,838	2.74	1.05	3,248,259	7.33	1.14
	Other	164,755	1.23	0.06	212,797	1.14	0.07	260,195	1.14	0.09
Subtotal		15,554,216	1.08	5.16	15,440,607	0.96	5.27	16,603,766	1.97	5.84
Other	Total shareholders’ equity	27,889,702	—	9.25	26,872,801	—	9.17	25,825,011	—	9.08
	Allowances	693,612	—	0.23	765,895	—	0.26	736,008	—	0.26
	Other	25,426,056	—	8.45	24,543,634	—	8.37	25,043,332	—	8.79
Subtotal		54,009,370	—	17.93	52,182,330	—	17.80	51,604,351	—	18.13
Total		301,355,344	—	100.00	293,044,870	—	100.00	284,495,129	—	100.00

Note: Based on K-IFRS (on a consolidated basis).

(1)	Restated to reflect adjustments resulting from retroactive application of a change in accounting policy with respect to uncertain tax positions.

2.2.2. Uses of Funds

								(Unit: in millions of Won, %)
		For the three months ended March 31, 2015			For the year ended December 31, 2014			For the year ended December 31, 2013(1)
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won currency	Due from banks	6,432,189	2.21	2.13	6,534,133	2.56	2.23	4,921,197	2.75	1.73
	Securities	44,468,084	4.26	14.76	43,889,573	3.81	14.98	45,223,896	3.63	15.90
	Loans	202,803,077	3.82	67.30	195,609,187	4.16	66.75	186,666,145	4.62	65.61
	Guarantee payments under payment guarantee	29,551	1.18	0.01	51,156	0.76	0.02	48,836	1.34	0.02
	Call loan	447,248	2.06	0.15	642,821	2.35	0.22	1,113,932	2.76	0.39
	Private placement corporate bonds	756,987	4.03	0.25	692,993	4.83	0.24	669,077	5.34	0.24
	Credit cards	11,639,149	9.27	3.86	11,309,156	9.86	3.86	11,608,865	10.70	4.08
	Other	7,536,391	5.21	2.50	8,231,500	5.47	2.81	7,005,212	5.75	2.45
	Allowance	(2,371,078)	—	(0.79)	(2,844,954)	—	(0.97)	(3,337,963)	—	(1.17)
Subtotal		271,741,598	4.16	90.17	264,115,565	4.39	90.14	253,919,197	4.77	89.25
Foreign currency	Due from banks	1,365,526	1.68	0.45	1,277,335	1.81	0.43	984,258	1.10	0.35
	Securities	935,060	1.87	0.31	815,219	3.17	0.28	1,039,047	2.38	0.37
	Loans	8,849,929	1.58	2.94	8,347,507	1.81	2.85	9,151,081	1.99	3.22
	Call loan	1,279,101	0.55	0.42	1,869,308	0.81	0.64	1,778,838	0.55	0.62
	Bills bought	2,141,890	1.21	0.71	2,232,263	1.30	0.76	2,357,512	1.46	0.83
	Allowance	(186,196)	—	(0.06)	(197,375)	—	(0.07)	(166,194)	—	(0.06)
	Other	2,056	—	—	2,470	—	0.00	2,354	—	0.00
Subtotal		14,387,366	1.49	4.77	14,346,727	1.70	4.89	15,146,896	1.73	5.33
Other	Cash	1,773,124	—	0.59	1,659,230	—	0.57	1,629,765	—	0.57
	Fixed assets held for business	3,353,065	—	1.11	3,196,710	—	1.09	3,190,345	—	1.12
	Other	10,100,191	—	3.36	9,726,638	—	3.31	10,608,926	—	3.73
Subtotal		15,226,380	—	5.06	14,582,578	—	4.97	15,429,036	—	5.42
Total		301,355,344	—	100.00	293,044,870	—	100.00	284,495,129	—	100.00

Note: Based on K-IFRS (on a consolidated basis). Prepared on a consolidated basis.

(1)	Restated to reflect adjustments resulting from retroactive application of a change in accounting policy with respect to uncertain tax positions.

2.3. Other Information to Consider in Making an Investment Decision

2.3.1. Capital Adequacy

KB Financial Group			(Unit: in millions of Won, %)
	As of March 31, 2015(1)	As of December 31, 2014	As of December 31, 2013
Total Capital (A)	28,412,485	28,347,675	27,296,535
Risk-weighted assets (B)	179,105,564	182,485,957	177,514,060
BIS ratio (A/B)	15.86	15.53	15.38

*	Notes
-	Based on K-IFRS (on a consolidated basis).
-	Calculated in accordance with Basel III
(1)	Preliminary figures.

Kookmin Bank			(Unit: in billions of Won, %)
	As of March 31, 2015	As of December 31, 2014	As of December 31, 2013
Total Capital (A)	23,498	23,422	22,624
Risk-weighted assets (B)	143,529	146,690	146,743
BIS ratio (A/B)	16.37	15.97	15.42

*	Note: Calculated in accordance with Basel III

2.3.2. Credit ratings

Date of Rating	Evaluated Securities	Credit Rating	Company (Ratings Range)	Evaluation
02/23/2015	Debentures	AAA	Korea Ratings (AAA ~ D)	Stable
02/23/2015	Debentures	AAA	KIS Ratings (AAA ~ D)	Stable
02/23/2015	Debentures	AAA	NICE Investors Service(2) (AAA ~ D)	Stable
12/07/2011	Commercial Paper(1)	A1	Korea Ratings (A1 ~ D) KIS Ratings (A1 ~ D) NICE Investors Service(2) (A1 ~ D)	—

(1)	Redeemed in full as of March 31, 2015.
(2)	Formerly NICE Ratings.

3. Financial Information

3.1. Consolidated Condensed Financial Information

3.1.1. Consolidated Statements of Financial Position

			(Unit: in millions of Won)
	As of March 31, 2015	As of December 31, 2014	As of December 31, 2013(1)
Cash and due from financial institutions	14,842,367	15,423,847	14,792,654
Financial assets at fair value through profit or loss	10,569,176	10,757,910	9,328,742
Derivative financial assets	2,035,324	1,968,190	1,819,409
Loans	238,266,466	231,449,653	219,001,356
Financial investments	34,742,407	34,960,620	34,849,095
Investments in associates	682,946	670,332	755,390
Property and equipment	3,042,896	3,082,985	3,060,843
Investment property	391,561	377,544	166,259
Intangible assets	474,201	488,922	443,204
Current income tax assets	138,154	306,313	346,910
Deferred income tax assets	14,719	15,562	15,422
Assets held for sale	65,651	70,357	37,718
Other assets	10,490,276	8,783,473	7,550,596
Total assets	315,756,144	308,355,708	292,167,598
Financial liabilities at fair value through profit or loss	1,983,927	1,818,968	1,115,202
Derivative financial liabilities	1,918,867	1,797,390	1,795,339
Deposits	213,197,751	211,549,121	200,882,064
Debts	16,493,697	15,864,500	14,101,331
Debentures	29,138,478	29,200,706	27,039,534
Provisions	599,466	614,347	678,073
Defined benefit liabilities	121,564	75,684	64,473
Current income tax liabilities	327,692	231,907	211,263
Deferred income tax liabilities	106,763	93,211	61,816
Other liabilities	23,937,850	19,597,202	20,236,229
Total liabilities	287,826,055	280,843,036	266,185,324
Equity attributable to shareholders of the Company	27,729,129	27,315,092	25,982,274
Share capital	1,931,758	1,931,758	1,931,758
Capital surplus	15,854,510	15,854,510	15,854,605
Accumulated other comprehensive income	572,105	461,679	336,312
Retained earnings	9,370,756	9,067,145	7,859,599
Non-controlling interests	200,960	197,580	—
Total equity	27,930,089	27,512,672	25,982,274
Total liabilities and equity	315,756,144	308,355,708	292,167,598
Number of consolidated companies	113	112	100

(1)	Restated to reflect adjustments resulting from retroactive application of a change in accounting policy with respect to uncertain tax positions.

3.1.2. Consolidated Statements of Comprehensive Income

			(Unit: in millions of Won, except per share amounts)
	For the three months ended March 31, 2015	For the three months ended March 31, 2014(1)	For the year ended December 31, 2014	For the year ended December 31, 2013(1)
Net interest income	1,536,917	1,542,711	6,415,775	6,522,832
Net fee and commission income	382,097	313,385	1,382,729	1,479,239
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	133,134	70,519	439,198	756,822
Net other operating income (loss)	(245,454)	(171,251)	(1,040,909)	(1,304,765)
General and administrative expenses	(1,077,035)	(990,864)	(4,009,694)	(3,983,564)
Operating profit before provision for credit losses	729,659	764,500	3,187,099	3,470,564
Provision for credit losses	(193,766)	(280,776)	(1,227,976)	(1,443,572)
Net operating profit	535,893	483,724	1,959,123	2,026,992
Net non-operating profit (loss)	205,826	17,264	(57,698)	(211,701)
Profit before income tax	741,719	500,988	1,901,425	1,815,291
Income tax benefit (expense)	(128,564)	(141,754)	(486,314)	(540,593)
Profit for the period	613,155	359,234	1,415,111	1,274,698
Other comprehensive income (loss) for the year, net of tax	110,256	(3,290)	123,863	26,902
Total comprehensive income for the year	723,411	355,944	1,538,974	1,301,600
Profit attributable to:	613,155	359,234	1,415,111	1,274,698
Shareholders of the parent company	604,965	359,234	1,400,722	1,271,502
Non-controlling interests	8,190	—	14,389	3,196
Total comprehensive income for the year attributable to:	723,411	355,944	1,538,974	1,301,600
Shareholders of the parent company	715,391	355,954	1,526,089	1,312,672
Non-controlling interests	8,020	—	12,885	(11,072)
Earnings per share
Basic earnings per share (Won)	1,566	930	3,626	3,291
Diluted earnings per share (Won)	1,560	926	3,611	3,277

(1)	Restated as a result of retroactive application of a change in accounting policy with respect to uncertain tax positions.

3.2. Separate Condensed Financial Information

3.2.1. Separate Statements of Financial Position

			(Unit: in millions of Won)
	As of March 31, 2015	As of December 31, 2014	As of December 31, 2013
Cash and due from financial institutions	617,946	30,739	77,298
Financial assets at fair value through profit or loss	50,000	—	—
Loans	—	10,000	10,000
Investments in subsidiaries	18,557,566	18,557,566	18,292,443
Property and equipment	670	514	642
Intangible assets	8,501	8,684	10,133
Current income tax assets	—	—	—
Deferred income tax assets	3,199	4,089	4,203
Other assets	398,832	598,929	269,823
Total assets	19,636,714	19,210,521	18,664,542
Debts	—	—	—
Debentures	658,799	628,837	349,157
Defined benefit liabilities	1,277	803	1,433
Current income tax liabilities	316,027	222,639	209,928
Other liabilities	377,361	71,568	55,602
Total liabilities	1,353,464	923,847	616,120
Share capital	1,931,758	1,931,758	1,931,758
Capital surplus	13,513,809	13,513,809	13,513,809
Accumulated other comprehensive income	(4,262)	(4,238)	(2,715)
Retained earnings	2,841,945	2,845,345	2,605,570
Total equity	18,283,250	18,286,674	18,048,422
Total Liabilities and Equity	19,636,714	19,210,521	18,664,542
Evaluation method for investment securities in subsidiaries, affiliates and joint ventures	Cost-method	Cost-method	Cost-method

3.2.2. Separate Statements of Comprehensive Income

			(Unit: in millions of Won, except per share amounts)
	For the three months ended March 31, 2015	For the three months ended March 31, 2014	For the year ended December 31, 2014	For the year ended December 31, 2013
Net interest income (expense)	(4,968)	(2,640)	(16,758)	(1,368)
Net fee and commission expense	(963)	(3,166)	(6,658)	(6,270)
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	34	—	—	—
Net other operating income	315,527	208,517	493,782	245,044
General and administrative expenses	(10,584)	(8,553)	(36,342)	(40,657)
Operating profit before provision for credit losses	299,046	194,158	434,024	196,749
Provision for credit losses	—	—	—	—
Operating profit (loss)	299,046	194,158	434,024	196,749
Net non-operating income (expense)	(194)	(141)	(473)	(1,346)
Profit (loss) before tax	298,852	194,017	433,551	195,403
Income tax benefit	(898)	(594)	(600)	423
Profit (loss) for the period	297,954	193,423	432,951	195,826
Other comprehensive income (loss) for the period, net of tax	(24)	(15)	(1,523)	65
Total comprehensive income (loss) for the period	297,930	193,408	431,428	195,891
Earnings (loss) per share
Basic earnings (loss) per share (Won)	771	501	1,121	507
Diluted earnings (loss) per share (Won)	768	498	1,116	505

3.3. Other Selected Financial Data

3.3.1. Won-denominated Liquidity Ratio

		(Unit: in billions of Won, %)
Category	First Quarter 2015	2014	2013
Current assets in Won (A)	722.1	30.8	77.6
Current liabilities in Won (B)	402.3	2.2	1.3
Current ratio (A/B)	179.50%	1,417.54%	5,934.85%

Notes:

-	Based on K-IFRS (on a separate basis).
-	Calculated based on Won-denominated assets and liabilities due within one month (in accordance with an amendment to the Financial Holding Company Act).

3.3.2. Selected ratios

			(Unit: %)
Category	First Quarter 2015(1)	2014	2013(2)
Net income as a percentage of average total assets (ROA)	0.79	0.47	0.44
Net income as a percentage of average shareholders’ equity (ROE)	8.79	5.26	5.02

Note: Based on K-IFRS (on a consolidated basis).

(1)	Annualized basis
(2)	Restated as a result of retroactive application of a change in accounting policy with respect to uncertain tax positions.

3.3.3. 20 Largest Exposures of Kookmin Bank by Borrower

(As of March 31, 2015)
Company	Credit extended *
(Unit: in billions of Won)
Hyundai Heavy Industries Co., Ltd.	1,620
Hyundai Steel Co., Ltd.	851
Daewoo Shipbuilding & Marine Engineering Co., Ltd.	832
LG Electronics Inc.	686
Samsung Heavy Industries Co., Ltd.	652
GS Caltex Corporation	593
Samsung Display Co., Ltd.	584
KT Corporation	553
Daewoo International Corporation	531
Hyundai Capital Services, Inc.	518
Hyundai Motor Company	498
SK Energy Co., Ltd.	491
Samsung Electronics Co., Ltd.	484
Kia Motors Corp.	448
Korean Airlines Co., Ltd.	382
Bank of Communications Co., Ltd.	381
Hanwha Corporation	363
CJ CheilJedang Corporation	346
Agricultural Bank of China	343
Korea Securities Finance Corp	341

Total	11,497

*	Calculated in accordance with the Detailed Regulations on Supervision of Banking Business.

3.3.4. 10 Largest Exposures of Kookmin Bank by Chaebol Group

(As of March 31, 2015)
Group	Credit extended *
(Unit: in billions of Won)
Hyundai Motor	3,900
Samsung	3,575
SK	2,300
Hyundai Heavy Industries	2,269
LG	1,680
POSCO	1,293
GS	1,170
Hanwha	1,005
Daewoo Shipbuilding & Marine Engineering	857
Lotte	832

Total	18,881

*	Calculated in accordance with the Detailed Regulations on Supervision of Banking Business.

3.3.5. Kookmin Bank’s Loan Concentration by Industry

	(As of March 31, 2015)
Industry	Total Credit	Percentage of Total Credit
	(Unit: in billions of Won, %)
Manufacturing	36,445	35.8
Construction	4,638	4.6
Real estate	18,018	17.7
Retail and wholesale	14,869	14.6
Hotel, lodging and food service	6,550	6.4
Financial institutions	1,816	1.8
Other	19,441	19.1

Total	101,777	100.00

3.3.6. Top 20 Non-Performing Loans of Kookmin Bank

		(As of March 31, 2015)
	Industry	Total Credit	Allowance for Loan Losses
	(Unit: in billions of Won)
Borrower A	Construction	107	60
Borrower B	Shipbuilding	103	53
Borrower C	Shipbuilding	82	27
Borrower D	Construction	65	42
Borrower E	Real estate and leasing	62	7
Borrower F	Construction	59	61
Borrower G	Manufacturing	54	30
Borrower H	Finance and insurance	48	46
Borrower I	Construction	46	39
Borrower J	Construction	42	41
Borrower K	Construction	41	41
Borrower L	Manufacturing	38	32
Borrower M	Finance and insurance	30	31
Borrower N	Manufacturing	29	0
Borrower O	Real estate and leasing	25	3
Borrower P	Shipping	22	8
Borrower Q	Shipping	22	8
Borrower R	Real estate and leasing	22	2
Borrower S	Arts, sports and recreation related services	21	21
Borrower T	Manufacturing	18	0

Total		936	552

3.4. Other Financial Information

See Exhibits 99.1 and 99.2 attached hereto for our full consolidated and separate financial statements and relevant notes, which have been prepared in accordance with K-IFRS and reviewed by our independent auditors as stated in their review reports. The review reports will also be available on our website at www.kbfg.com.

4. Independent Public Accountants

4.1. Audit / Review Services

Period	Auditor	Activity	Compensation(1) (in millions of Won)		Accrued Time (hours)
January 1 to March 31, 2015	Samil PricewaterhouseCoopers	Quarterly / first half and annual review & audit, review of internal accounting management system	760 (on Annualized basis	)	1,710
January 1 to December 31, 2014	Samil PricewaterhouseCoopers	Quarterly / first half and annual review & audit, review of internal accounting management system	732		9,869
January 1 to December 31, 2013	Samil PricewaterhouseCoopers	Quarterly / first half and annual review & audit, review of internal accounting management system	646		9,940

(1)	Excluding value-added taxes.

4.2. Public Company Accounting Oversight Board (“PCAOB”) Audit Services

Period	Auditor	Activity	Service Period	Compensation (in millions of Won)
January 1 to March 31, 2015	Samil PricewaterhouseCoopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2015 to April 30, 2016	459
January 1 to December 31, 2014	Samil PricewaterhouseCoopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2014 to April 30, 2015	487
January 1 to December 31, 2013	Samil PricewaterhouseCoopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2013 to April 30, 2014	573

5. Corporate Governance and Affiliated Companies

5.1. Board of Directors & Committees under the Board

As of March 31, 2015, the board of directors consisted of one executive director, one non-standing director and seven non-executive directors. The following committees currently serve under our board of directors:

•	Audit Committee

•	Risk Management Committee

•	Evaluation & Compensation Committee

•	Non-Executive Director Nominating Committee

•	Corporate Governance Committee

•	Audit Committee Member Nominating Committee

For the list of our directors, see 6. Directors, Senior Management and Employees, 6.1. Executive Directors, 6.2. Non-standing Directors, 6.3. Non-executive Directors below.

5.2. Audit Committee

The audit committee oversees our financial reporting and approves the appointment of our independent auditors and internal compliance officers. The committee also reviews our financial information, auditor’s examinations, key financial statement issues, the plans and evaluation of internal controls and the administration of our financial affairs by the board of directors. In connection with the general meetings of shareholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of shareholders. The committee holds regular meetings every quarter and on an as-needed basis.

5.3. Compensation to Directors

5.3.1.	Compensation to Directors (including Non-executive Directors) and Audit Committee Members

Total Amount Approved at the Meeting of Shareholders

			(Unit: in millions of Won)
	Total number of persons		Total amount approved at shareholders’ meeting(1)	Notes
Registered Directors (including non-executive directors and audit committee members)	9	(7)	2,500	—

(1)	Represents the aggregate amount for all directors (including non-executive directors). Excludes long-term incentives.

Total Amount Paid as of March 31, 2015

			(Unit: in millions of Won)
	Total number of persons(1)	Total Compensation (2)(4)(5)(6)	Average Compensation per person (3)	Notes
Registered Directors (excluding non-executive directors)	2	127	121	—
Non-executive Directors (excluding audit committee members)	3	101	26	—
Audit committee members or internal auditor	4	73	24	—
Total	9	301	37	—

(1)	Represents the total number of applicable persons as of March 31, 2015.
(2)	Represents the total amount paid (rounded to the nearest million) for the three months ended March 31, 2015.
(3)	Represents (i) the total amount paid (rounded to the nearest million) for the three months ended March 31, 2015, divided by (ii) the annualized number of applicable persons.
(4)	Payments subject to the Company’s internal policies on compensation to directors.
(5)	Includes performance based short-term incentive payment of Won 25 million, which was based on performance in 2014 and paid in the first quarter of 2015.
(6)	In addition to the total payments as presented in the above table, we recorded Won 293 million in our income statement for the three months ended March 31, 2015 with respect to performance-based stock grants, the payment and amount of which are determined in accordance with the performance of the grantees.

(i)	Stock grants were measured at fair value using the Monte Carlo Simulation Model and the following assumptions were used in fair value measurements:

				(Unit: in Won)
Series	Expected exercise period (Years)	Risk free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)
Series 12	3.65~5.65	1.72	39,956	39,414~39,492

(ii)	Expected volatility is based on the historical volatility of the stock price over the most recent period that is generally commensurate with the expected term of the grant. The current stock price as of March 31, 2015 was used as the underlying asset price in estimating fair value. In addition, the average three-year historical dividend rate was used as the expected dividend rate in measuring fair value.

5.4. Affiliated Companies

5.4.1.	List of Affiliated Companies

Affiliated companies of KB Financial Group that are first-tier subsidiaries and KB Financial Group’s ownership of such companies as of March 31, 2015 are as follows.

•	Kookmin Bank (100.00%)

•	KB Kookmin Card Co., Ltd. (100.00%)

•	KB Investment & Securities Co., Ltd. (100.00%)

•	KB Life Insurance Co., Ltd. (100.00%)

•	KB Asset Management Co., Ltd. (100.00%)

•	KB Capital Co., Ltd. (52.02%)

•	KB Savings Bank Co., Ltd. (100.00%)

•	KB Real Estate Trust Co., Ltd. (100.00%)

•	KB Investment Co., Ltd. (100.00%)

•	KB Credit Information Co., Ltd. (100.00%)

•	KB Data Systems Co., Ltd. (100.00%)

6. Directors, Senior Management and Employees

6.1. Executive Directors

As of March 31, 2015, we had one executive director. The name and position of our executive director and the number of shares of KB Financial Group’s common stock he owned as of March 31, 2015 are set forth below.

Name	Date of Birth	Position	Common Shares Owned
Jong Kyoo Yoon	October 1955	Chairman & Chief Executive Officer	5,300

6.2. Non-standing Directors

As of March 31, 2015, we had one non-standing director. The name and position of our non-standing director and the number of shares of KB Financial Group’s common stock he owned as of March 31, 2015 are set forth below.

Name	Date of Birth	Position	Common Shares Owned
Hong Lee	April 1958	Non-standing Director	459

6.3. Non-executive Directors

Our non-executive directors and the number of shares of KB Financial Group’s common stock they respectively owned as of March 31, 2015 are as follows.

Name	Date of Birth	Position	Common Shares Owned
Young Hwi Choi	October 1945	Non-executive Director	—
Woon Youl Choi	April 1950	Non-executive Director	—
Suk Ryul Yoo	April 1950	Non-executive Director	—
Michael Byungnam Lee	September 1954	Non-executive Director	1,020
Jae Ha Park	November 1957	Non-executive Director	—
Eunice Kyonghee Kim	March 1959	Non-executive Director	—
Jongsoo Han	October 1960	Non-executive Director	—

6.4. Senior Management

In addition to our executive director who is also our executive officer, we currently have the following ten executive officers as of March 31, 2015.

Name	Date of Birth	Position	Common Shares Owned
Jong-Hee Yang	June 1961	Deputy President (Financial Planning, Investor Relations and Human Resources)	914
Jeong Rim Park	November 1963	Deputy President (Risk Management)	540
Ki Heon Kim	October 1955	Deputy President (Digital Finance)	—
Jae-Hong Park	April 1967	Senior Managing Director (Marketing & Synergy Planning, Strategic Planning and KB Research)	—
Ki-Bum Lee	November 1957	Senior Managing Director (Audit and Information Security)	600
Kyu Sul Choi	August 1960	Managing Director & Head of Investor Relations Department	1,506
Young Tae Park	December 1961	Managing Director & Head of Marketing & Synergy Planning Department	450
Kyung Yup Cho	September 1961	Managing Director & Head of KB Research	500
Ki Hwan Kim	March 1963	Managing Director & Head of Public Relations	321
Minkyu Chung	February 1970	Managing Director & Chief Compliance Officer	2

6.5. Employees

The following table shows the breakdown of our employees as of March 31, 2015.

				(Unit: in millions of Won)
	Number of Employees	Average Tenure of Employees (months)	Total Payment(1)	Average Payment per Person (2)
Total	169	24 months	5,231	31

(1)	Represents the total amount paid in the first quarter of 2015.
(2)	Represents (i) the total amount paid in the first quarter of 2015 divided by (ii) the total number of employees as of March 31, 2015.

7. Major Shareholders and Related Party Transactions

7.1. Major Shareholders

The following table presents information regarding holders of 5% or more of our total issued shares as of March 31, 2015.

		(Unit: shares, %)
Name	Number of Shares of Common Stock	Percentage of Total Issued Shares
Korean National Pension Service	36,383,211	9.42
The Bank of New York Mellon Corporation(1)	32,474,273	8.41

(1)	Depositary under the Company’s ADR program.

7.2. Changes in the Largest Shareholder

(As of March 31, 2015)			(Unit: shares, %)
Name of Largest Shareholder	Date of Change in Largest Shareholder/ Date of Change in Ownership Level	Number of Shares of Common Stock	Percentage of Total Issued Shares(1)
Korean National Pension Service	September 30, 2008	17,910,781	5.03
ING Bank N.V.	October 20, 2008	18,045,337	5.06
Korean National Pension Service	October 31, 2008	21,675,810	6.08
Korean National Pension Service	December 31, 2008	23,284,404	6.53
Korean National Pension Service	February 4, 2009	23,271,087	6.53
Korean National Pension Service	March 27, 2009	22,548,541	6.33
Korean National Pension Service	May 29, 2009	19,653,362	5.52
Korean National Pension Service	July 27, 2009	19,673,220	5.52
Korean National Pension Service	September 2, 2009	21,199,372	5.49
Korean National Pension Service	December 7, 2009	20,321,051	5.26
Korean National Pension Service	December 31, 2009	20,046,217	5.19
ING Bank N.V.	January 22, 2010	19,401,044	5.02
Korean National Pension Service	July 8, 2011	23,650,699	6.12
Korean National Pension Service	December 31, 2011	26,510,171	6.86
Korean National Pension Service	March 14, 2012	27,894,880	7.22
Korean National Pension Service	August 1, 2012	31,817,770	8.24
Korean National Pension Service	December 31, 2012	33,158,257	8.58
Korean National Pension Service	June 12, 2013	34,479,641	8.92
Korean National Pension Service	July 23, 2013	35,699,841	9.24
Korean National Pension Service	December 31, 2013	38,476,974	9.96
Korean National Pension Service	October 14, 2014	36,750,987	9.51
Korean National Pension Service	December 31, 2014	36,383,211	9.42

Note: The date of change in largest shareholder / change in ownership level is the date as indicated on the public filing disclosing relevant changes in shareholdings in the Company.

(1)	Based on 386,351,693 total issued shares of common stock for dates on or after September 2, 2009, and 356,351,693 total issued shares of common stock for dates on or prior to July 27, 2009.

7.3. Employee Stock Ownership Association

(As of March 31, 2015)		(Unit: shares)
Company Name	Number of shares	Type of shares
KB Financial Group Inc.	16,590	Common Stock
Kookmin Bank	2,205,893	Common Stock
KB Kookmin Card Co., Ltd.	101,492	Common Stock
KB Investment & Securities Co., Ltd.	14,135	Common Stock
KB Life Insurance Co., Ltd.	13,434	Common Stock
KB Asset Management Co., Ltd.	4,056	Common Stock
KB Capital Co., Ltd.	—	—
KB Savings Bank Co., Ltd.	736	Common Stock
KB Real Estate Trust Co., Ltd.	8,614	Common Stock
KB Investment Co., Ltd.	2,704	Common Stock
KB Credit Information Co., Ltd.	8,883	Common Stock
KB Data Systems Co., Ltd.	11,810	Common Stock

Total	2,388,347	Common Stock

7.4. Investments in Certain Affiliated Companies

(As of March 31, 2015)				(Units: shares, millions of Won, %)
Name	Ending Balance			Total Assets as of the latest fiscal year(1)	Net Income (loss) for the latest fiscal year(1)
	Number of shares	Shareholding percentage	Book value
Kookmin Bank	404,379,116	100	14,821,721	271,252,645	1,065,927
KB Kookmin Card Co., Ltd.	92,000,000	100	1,953,175	15,886,762	333,140
KB Investment & Securities Co., Ltd.	31,588,314	100	507,212	4,063,316	25,792
KB Life Insurance Co., Ltd.	91,200,000	100	485,314	7,679,188	8,640
KB Asset Management Co., Ltd.	7,667,550	100	96,312	249,483	49,560
KB Capital Co., Ltd.	11,180,630	52.02	279,870	4,047,444	32,638
KB Savings Bank Co., Ltd.	8,001,912	100	157,544	765,113	(20,665)
KB Real Estate Trust Co., Ltd.	16,000,000	100	121,553	204,888	14,818
KB Investment Co., Ltd.	8,951,797	100	104,910	146,996	5,340
KB Credit Information Co., Ltd.	1,252,400	100	23,621	28,805	(1,605)
KB Data Systems Co., Ltd.	800,000	100	6,334	31,397	367

Total	—	—	18,557,566	304,356,037	1,513,952

(1)	Based on K-IFRS (on a separate basis), other than amounts for KB Savings Bank Co., Ltd., which were prepared in accordance with generally accepted accounting principles in Korea (K-GAAP) and were as of June 30, 2014. The fiscal year of KB Savings Bank Co., Ltd. ends on June 30 of each year.

7.5. Related Party Transactions

Purchase of capital securities issued by KB Capital Co., Ltd.

						(Unit: billions of Won)
Issuer	Relationship	Type	Issue Price	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 299 Private Placement of Capital Securities in Won	50	March 27, 2015	5.01%	March 27, 2045	Working capital

Prepayments and Loans to Subsidiaries

						(Unit: billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Interest Rate	Maturity
KB Investment Co., Ltd.	Subsidiary	Loans	20	0	CD 3M + 94 bps	Repaid on February 23, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: May 15, 2015	By:/s/ Jong-Hee Yang

(Signature)
Name: Jong-Hee Yang
Title: Deputy President